NEWS RELEASE
Contact: Chuck Provini
732-576-8800
Info@NatcoreSolar.com

Natcore Technology Closes First Tranche Of Private Placement

Rochester, NY — (October 18, 2017) — Natcore Technology Inc. (TSX-V: NXT; OTCQB: NTCXF) has completed the first tranche of its proposed non-brokered private placement, as announced on October 16, 2017. Gross proceeds of $150,000.00 were raised through the sale of 1,250,000 units at a price of $0.12 per unit. Each unit comprised one common share and one share purchase warrant. Each warrant entitles the holder to purchase of a further common share at $0.15 for a period of three years.

Finders’ fees were paid in connection with the initial tranche, consisting of $10,500 payable in cash and 87,500 finders’ warrants having the same terms of the warrants issuable in the units. All securities issued in the initial tranche are subject to a hold period in Canada expiring on February 18, 2018. Proceeds of the placement will be applied to further development of the Company’s technologies and general working capital.

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This press release shall not constitute an offer to sell or solicitation of an offer to buy the securities in any jurisdiction. Neither the United States Securities and Exchange Commission (“SEC”), the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) opines as to, nor accepts responsibility for, the adequacy or accuracy of this release.